DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors-Karpus Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,346,506

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

28.54%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

680,200

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER
680,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

680,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.42%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________



1. NAME OF REPORTING PERSON
Karpus Investment Management, Jo Ann Van Degriff, George W.
Karpus, Karpus Management Inc., Urbana Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

666,306

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
666,306
_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

666,306

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.12%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.5 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report filed on 1/9/06 there were 4,717,985 shares of SQF outstanding as of 10/31/05. The percentage set forth in item 5 was derived using such number.

5a-b
Bulldog Investors -Karpus Group are deemed to be the beneficial owners of 1,346,506 shares of SQF or 28.54% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 680,200 shares of SQF or 14.41% of the outstanding shares. Power to dispose and vote securities resides with Mr. Goldstein or Mr. Dakos.

KIM beneficially owns 666,306 shares of SQF or 14.12% of the outstanding shares. GEORGE KARPUS PRESENTLY OWNS 30,500 SHARES. KARPUS MANAGEMENT INC. CURRENTLY OWNS 1550 SHARES. JO ANN VAN DEGRIFF PRESENTLY OWNS 2,870 SHARES.

Additionally Urbana Partners L.P. beneficially owns 15,400 shares of SQF. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns
5.86%.  NONE OF THE OTHER PRINCIPALS OF KIM PRESENTLY OWN SHARES OF SQF.


KIM HAS THE SOLE POWER TO DISPOSE OF AND TO VOTE ALL OF SUCH SHARES UNDER LIMITED POWERS OF ATTORNEY.


c)	During the past 60 days the following shares of SQF were
Traded:
KARPUS
DATE	SHARES	PRICE PER SHARE	DATE	SHARES	PRICE PER SHARE
4/3/2006	4100	12.96		5/9/2006	3200	12.83
4/4/2006	200	12.96		5/9/2006	-700	12.82
4/6/2006	3000	12.95		5/12/2006	6000	12.78
4/7/2006	2700	12.92		5/19/2006	2300	12.75
4/11/2006	9000	12.79
4/11/2006	-70	12.80
4/12/2006	2400	12.80
4/12/2006	-2330	12.80
4/13/2006	200	12.71
4/24/2006	900	12.70
4/26/2006	5300	12.75

BULLDOG
4/12/2006	300	 $   12.82
4/13/2006	1,000	 $   12.82
4/13/2006	5000	 $   12.82
4/13/2006	1000	 $   12.76
4/13/2006	1000	 $   12.76
4/13/2006	200	 $   12.76
4/17/2006	700	 $   12.70
4/18/2006	900	 $   12.70
4/21/2006	300	 $   12.70
4/24/2006	700	 $   12.73
5/16/2006	400	 $   12.76
5/18/2006	1500	 $   12.78
5/19/2006	2400	 $   12.77
5/22/2006	1200	 $   12.77
5/26/2006	100	 $   12.79
5/26/2006	2500	 $   12.83
5/30/2006	600	 $   12.75
5/31/2006	100	 $   12.70
6/1/2006	1,500	 $   12.75
6/1/2006	2,300	 $   12.75
6/1/2006	3000	 $   12.75
6/7/2006	3800	 $   12.71
6/7/2006	1200	 $   12.71
6/7/2006	2000	 $   12.71
6/7/2006	5,000	 $   12.71
6/7/2006	10000	 $   12.72
6/8/2006	2300	 $   12.65
6/12/2006	400	 $   12.65


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.
Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/13/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:	Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.


Exhibit 1.


Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
1-585-586-4680


Bulldog Investors
Park 80 West, Plaza 2
Saddle Brook, New Jersey 07663
1-201-556-0092

May 30, 2006

The Board of Directors
Seligman Quality Municipal Fund, Inc.
100 Park Avenue
New York, NY  10017

Dear Board Members:

As you know, we represent the largest shareholder group of Seligman Quality Municipal Fund (the ?Fund?). We are writing to each director of the Fund to express our dismay about the latest cut in the dividend and about Mr. Zino?s warning in the Fund?s press release of May 18, 2006 that its portfolio income will continue to be negatively impacted during 2006.

According to Bloomberg analytics, as of May 23, 2006 the Fund?s indicated yield was a paltry 4.23%.  How can a fund that has levered 51% of its common assets and 34% of its net investment assets produce a yield that is near the bottom of the universe of all closed-end municipal funds (levered and non-levered )?
As indicated below, the Fund?s net asset total returns have
substantially lagged the Lehman Bros. Municipal Bond Index
returns over 1, 3 and 5 year periods:
		1 year			3 years			5 years
SQF		2.90%			3.70%		5.20%
Leh Muni.	3.51%			4.43%		5.59%

We believe that without our involvement in SQF, the discount at which the Fund?s shares trade would be comparable to that of its sister fund, SEL, i.e., about 14%. It is now apparent that the Board is employing stall techniques by delaying the annual meeting far beyond its normal time. The Board should either recommend open-ending the Fund at full net asset value with no redemption fee (or liquidating it) as soon as possible or promptly schedule the annual meeting. We need a response from the Board no later than June 9, 2006. Otherwise, we will have to consider other options, including taking legal action to compel a meeting.

Sincerely,

Sharon L. Thornton
Senior Analyst/Portfolio Manager
Karpus Investment Management


Phillip Goldstein, Principal
Bulldog Investors